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SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMJB, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Normandale Lake Boulevard, Suite 1950
(No. and Street)

Bloomington (City) Minnesota (State) 55437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy Mertens (952) 844-0995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Troy Mertens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMJB, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lawrence Jason Becker
Notary Public
Minnesota
My Commission Expires January 31, 2015

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMJB, Inc.

CONTENTS

Independent Auditor's Report

Board of Directors and Stockholders
RMJB, Inc.
Bloomington, Minnesota

We have audited the accompanying statement of financial condition of RMJB, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMJB, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 18, 2011

RMJB, Inc.

Statement of Financial Condition

December 31	2010
ASSETS	
Cash	$ 28,699
Commissions Receivable	3,413
Prepaid Expenses	959
Total Assets	$ 33,071
LIABILITY AND STOCKHOLDERS' EQUITY	
Liability - Due to Related Parties	$ 3,515
Stockholders' Equity	29,556
Total Liabilities and Stockholders' Equity	$ 33,071

See notes to financial statements.

RMJB, Inc.

Statement of Income

Year Ended December 31	2010
Revenue	
Commissions	$ 37,517
Operating Expenses	
Commissions	9,089
General and administrative	6,000
Licenses	3,452
Miscellaneous	1,102
Office expenses	3,000
Professional fees	9,657
Total Operating Expenses	32,300
Net Income	$ 5,217

See notes to financial statements.

RMJB, Inc.

Statement of Changes in Stockholders' Equity

Description	Common Stock* Shares	Common Stock* Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance, December 31, 2009	200	$ 2	$ 54,998	$ (10,661)	$ 44,339
Distributions to stockholders	-	-	-	**(20,000)**	**(20,000)**
Net income	-	-	-	**5,217**	**5,217**
Balance, December 31, 2010	**200**	**$ 2**	**$ 54,998**	**$ (25,444)**	**$ 29,556**

* $0.01 par value, authorized 1,000,000 shares

See notes to financial statements.

RMJB, Inc.

Statement of Cash Flows

Year Ended December 31	2010
Operating Activities	
Net income	$ 5,217
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	1,304
Prepaid expenses	(461)
Due to related parties	(562)
Net Cash Provided by Operating Activities	5,498
Financing Activity	
Distributions to stockholders	(20,000)
Net Decrease in Cash	(14,502)
Cash	
Beginning of year	43,201
End of year	$ 28,699

See notes to financial statements.

RMJB, Inc.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

RMJB, Inc. (Company) is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company services the advisory practice of its affiliated State Registered Investment Advisor, JNBA Financial Advisors, Inc. (JNBA).

Revenue Recognition

The Company's major source of income is trail commissions earned from the sale of annuity contracts. Revenue is initially recognized when the respective annuity companies approve the submitted contract and on a monthly basis thereafter.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Commissions Receivable

Commissions receivable represents amounts due from clearing brokers related to customer transactions. The receivable balance was fully collected in January 2011; therefore, no reserve for doubtful accounts was established at December 31, 2010.

Income Taxes

The Company, with the consent of the stockholders, elected to be taxed as an S Corporation under the Internal Revenue Code and applicable state regulations. Therefore, no provision for income taxes is included in these financial statements.

2. Related Party Transactions

The Company has an expense and facilities sharing agreement with JNBA. The agreement provides office space, equipment and administrative support to the Company and automatically renews annually. The Company expensed $9,750 in 2010 related to this agreement. The Company owed JNBA $2,437 at December 31, 2010.

The Company has an agreement with a stockholder to pay a 25% commission on commissions earned by the Company. At December 31, 2010, the Company owed the stockholder commissions of $1,078 on annuity contracts commissions earned.

3. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2010, net capital under the rule was $25,184, which exceeded the minimum net capital requirement by $20,184. Aggregate indebtedness was $3,515 at December 31, 2010, resulting in a ratio of aggregate indebtedness to net capital of .14 to 1.

The Company operates under the provisions of paragraphs (k)(1) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the Rule.

4. Concentrations

The following summarizes companies representing 10% or more of either commission revenue or commissions receivable as of and for the year ended December 31, 2010:

	Percent of	
Insurance Company	**Commission Revenue**	**Commissions Receivable**
1	20%	- %
2	17	46
3	13	-
4	10	3
5	4	37

5. Subsequent Events

Management has evaluated subsequent events through February 18, 2011, the date at which the financial statements were available to be issued.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholders
RMJB, Inc.
Bloomington, Minnesota

We have audited the accompanying financial statements of RMJB, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 18, 2011

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

RMJB, Inc.

Computation of Net Capital

December 31	2010
Net Capital	
Stockholders' equity	$ 29,556
Deduction for nonallowable assets	
Commissions receivable	(3,413)
Prepaid expenses	(959)
Net Capital	$ 25,184
Aggregate Indebtedness	
Total liabilities	$ 3,515
Computation of Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Excess net capital	20,184
Ratio of aggregate indebtedness to net capital	0.14 to 1
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2010	
Net capital as reported by the Company	$ 25,184
Net audit adjustments	-
Net Capital	$ 25,184

See independent auditor's report - supplementary information.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors and Stockholders
RMJB, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements of RMJB, Inc. (Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 18, 2011

RMJB, Inc.

Financial Statements and Supplementary Information

December 31, 2010